ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

MANAGEMENT’S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

JUNE 30, 2005

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1

Liquidity and Capital Resources

2

Five-year Maturity Schedule

2

Other Information

Legal Proceedings

3

Safe Harbor Statement

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Results of Operations – Three Months

Three Months Fiscal 2005 and Three Months 2004

During the three months ended June 30, 2005, Aspen had a net loss of $777,824 compared to a net loss of $753,297 for the period ended June 30, 2004.  From continued operations a loss before interest, taxes, depreciation and other was $469,683 loss compared to $478,317 loss for the three months ended June 30, 2004.

Production decreased with the continuing operations in Canada.  Average production for the three months ended June 30, 2005 averaged 240 BOE per day in the 2nd quarter of the year representing a decrease of 21% from the 2nd quarter of 2004 of 329 BOE per day.  The production mix in the 2nd quarter of 2005 was 64% gas and 36% oil compared to 65% gas and 35% oil in the 2nd quarter of 2004.

From continued operations, gross revenues decreased to $813,553 during the three months ended June 30, 2005, compared to $930,422 during the three months ended June 30, 2004, a decrease of 12.5%.  The decrease in gross revenues is mostly attributable to a decrease in revenues of United Cementing & Acid Company and production in Canada.

General and administrative expenses increased approximately 1% to $832,862 during the three months ended June 30, 2005.

Interest and financing expenses have decreased due to the decrease in average bank debt.

Results of Operations – Six Months

Six Months Fiscal 2005 and Six Months 2004

During the six months ended June 30, 2005, Aspen had a net loss of $1,728,569 compared to a net loss of $984,456 during the six months ended June 30, 2004.  From continued operations a loss before interest, taxes, depreciation and other was $686,465 for the six months ended June 30, 2005 compared to $423,094 for the six months ended June 30, 2004.

Production decreased with the continuing operations in Canada.  Average production for the six months ended June 30, 2005 averaged 258 BOE per day in the 1st half of the year representing a decrease of 21% from the 1st half of 2004 of 326 BOE per day.  The production mix in the 1st half of 2005 was 63% gas and 37% oil compared to 65% gas and 35% oil in the 1st half of 2004.

From continued operations, gross revenues decreased to $1,537,472 during the six months ended June 30, 2005, compared to $1,831,414 during the six months ended June 30, 2004, a decrease of 16%.  The decrease in gross revenues is attributable to a decrease in revenues from United Cementing & Acid Company and production decreases in Canada.

General and administrative expenses increased approximately 4.8% to $1,425,079 during the six months ended June 30, 2005.  The increase is attributable to an increase in legal expenses due to the large number of legal claims the company is currently defending.

Interest and financing expenses have decreased due to the decrease in average bank debt.

Liquidity and Capital Resources

As at June 30, 2005, Aspen had a working capital of $2,345,049 compared to a working capital deficit of $3,167,750 at June 30, 2004 before bank debt.  The change in working capital was due to the oil and gas asset sale of the US properties effective June 01, 2004 and the sale was closed during October 2004.  The proceeds were applied against the US bank debt.  The Company will finance its future development activities with cash flow, working capital and further financing.

As at June 30, 2005, Aspen Endeavour Resources Inc. has a bank production loans payable as follows:

Notes Payable - Bank

The following is a summary of note payable – bank at June 30, 2005	2005

Demand non-revolving $2,012,000 production loan, repayable in equal monthly installments of $96,725 commencing June 1, 2002 bearing interest at bank prime plus 0.75% which is secured by petroleum and natural gas properties	-

Revolving $1,246,000 production loan, repayable in equal monthly instalments of $62,310 commencing September 1, 2004 bearing interest at bank prime plus 0.75% which is secured by petroleum and natural gas properties	$453,879
$453,879

As at June 30, 2005, United Cementing & Acid Company has the following long term bebt:

Long Term Debt

The following is a summary of long-term debt at June 30, 2005	2005

$300,000 equipment loan, payable in monthly instalments of $3,650 which includes interest at 7.5% through June 2004 secured by real estate	$204,800

$272,419 equipment loan, payable in monthly installments of $6,654 which includes interest at the base prime plus ½% through June 2005 secured by substantially all of the Company’s assets	50,927

Other	13,258
$268,985

Less – current portion	106,241

Total long term debt, less current maturities	$162,744

Five-year maturity schedule

Long-term debt is due as follows:

2005	$53,117
2006	56,682
2007	159,186

OTHER INFORMATION

Legal Proceedings

The Company and its subsidiaries, in the normal course of operations, are sometimes named as defendants in litigation.  The nature of these claims is related to disputes arising from services provided by outside contractors or for delinquent payments.  The Company does not expect that the results of any of these proceedings will have a material adverse effect on the Company’s financial position.

The Company and its subsidiaries are also involved in lawsuits with former officers, former directors, former shareholders and entities owned or controlled by these parties and certain other parties with whom the Company may have had business relationships.  Allegations against the Company include liabilities for guarantees, promissory notes, unpaid compensation and violations of employment contracts, failure to pay royalties and Canadian income tax reassessments due to flow-through share transactions.  The Company is vigorously defending these actions and in certain cases has filed counter suits against these parties.

Other Information

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Resources Corporation or its management and oral statements) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen's production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen's ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.